Mail Stop 4561
Via fax (561) 322-4320

September 19, 2007

Mr. Robert J. Colletti
Senior Vice President and Chief Financial Officer
Eclipsys Corporation
1750 Clint Moore Road
Boca Raton, Florida

>   **Re: Eclipsys Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2006**
>   **Filed May 23, 2007**
>   **File No. 000-24539**

Dear Mr. Colletti:

We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 21

1.   We note in your risk factors on page 15 that the Company intends to increase the size and scope of your operations in India to include additional research and development and administrative functions. The Company also believes the operation in India will be integral to the Company. Tell us how you considered

expanding your discussion in MD&A to include any known trends and expansion plans that are expected to have the material effects on your operations. We refer you to the guidance in Section III.B.3 of Release No. 33-8350.

Liquidity and Capital Resources, page 30

2.   We note significant changes that materially affected your operating cash flows at December 31, 2006 that have not been discussed. For example, accounts receivable increased 16% and deferred revenue decreased 8%, while revenues increased 12%. In addition, we note material decreases in prepaid and other current assets and accrued compensation that have not been explained. Explain the reasons underlying these material changes. In addition, clarify for us that your liquidity and capital resources discussion includes all known trends, events or uncertainties, which are reasonably likely to impact future liquidity. We refer you to Section IV of SEC Release No. 33-8350 for guidance.

Consolidated Statement of Operations, page 35

3.   We note that the Company enters into multiple-element arrangements for which you are able to reasonably establish VSOE for the undelivered elements, bundled arrangements that are not separable because of the absence of VSOE and arrangements that are accounted for under SOP 81-1. We further note that the Company aggregates revenue (and the related cost of sales) for systems and services in one caption on the face of the Consolidated Statements of Operations. For the multiple-element arrangements for which you are able to reasonably establish VSOE, tell us how you considered presenting separate line items for systems and services revenues and the related cost of sales pursuant to Rule 5-03(b)(1) and (2) of Regulation S-X. Further, tell us how you considered presenting a revenue line item for your bundled arrangements and your SOP 81-1 contracts for which 97-2 prohibits separation of the total arrangement fee for revenue recognition purposes. Also you should include a footnote description to inform investors of the nature of the various revenue line items. Clarify for us, how your current classification complies with this guidance.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 38

4.   We note your disclosure where you indicate VSOE of fair value for maintenance services is based on substantive renewal prices and recognized ratably over the maintenance period. Please explain and disclose how you considered the guidance in paragraph 10 of SOP 97-2 in concluding that you can reasonably

establish VSOE for such services. Also, address the issue that if the renewal rates vary from customer to customer, how you can reasonably estimate fair value.

5.   Clarify for us whether the software license included in your subscription contracts is a term license. Tell us the period of the initial PCS included in the subscription contract (i.e., 1 year, co-terminus with the license period, etc.). If the term of the bundled PCS period is less then the license term, tell us how you determine VSOE for PCS for such arrangements. Specifically tell us how you considered TPA 5100.54 in accounting for such arrangements or tell us the specific guidance you relied upon. If the term of the PCS is equal to the license term in your subscription arrangements, and the Company does not sell the subscription license apart from the PCS, explain to us how VSOE of fair value can be determined for either of these elements. Tell us how your determination of VSOE for the PCS complies with paragraph 10 of SOP 97-2 and supports your use of the residual method. Further, absent a determination of VSOE, tell us how your accounting complies with paragraph 12 of SOP 97-2.

Note 3. Review of Stock Option Practices and Restatements of Consolidated Financial Statements, page 45

6.   Tell us how you considered including disclosure of the information required by paragraph 45.c.2 of SFAS 123 to provide the total restated stock-based compensation cost that should have been reported each fiscal year as well as a reconciliation of the total restated stock-based compensation cost to the cumulative adjustment to opening retained earnings. We refer you to guidance at http://www.sec.gov/divisions/corpfin/guidance/oilgasltr012007.htm.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Robert Colletti
Eclipsys Corporation
September 19, 2007
Page 4

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kari Jin, Staff Accountant, at (202) 551-3481, Megan Akst, Senior Staff Accountant at (202) 551-3407 or me at (202) 551-3730 if you have questions regarding these comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief